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Exhibit 99.2

 Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)
for the year ended December 31, 2008

Agnico-Eagle Mines Limited
Management's Discussion and Analysis
Table of Contents

        This Management's Discussion and Analysis ("MD&A") dated March 25, 2009 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2008 prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). All dollar amounts are presented in United States dollars ("US dollars", "$" or "US$") unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F (the "Form 20-F") for the year ended December 31, 2008, is available on the Canadian Securities Administrators' SEDAR website at www.sedar.com.

i

 NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

        Certain statements in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "may", "will", "should", "could", "would", "expect", "anticipate", "believe", "plan", "intend", "likely" or other variations of these terms or comparable terminology. Forward-looking statements and information in this report include, but are not limited to, statements relating to the Company's outlook for 2009 and future periods, statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices, anticipated trends for prices of gold and byproducts mined by the Company, estimates of future mineral production and sales, estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses, estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof, statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production, estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results, estimates of cash flow, estimates of mine life, the anticipated timing of events with respect to the Company's mine and mine project sites, and estimates of future costs and other liabilities for environmental remediation and other anticipated trends with respect to the Company's capital resources and results of operations.

        Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the statements in this MD&A containing forward-looking information, which may prove to be incorrect, are based on include, but are not limited to, the assumptions set out in this MD&A and the Form 20-F as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this MD&A and the Form 20-F; that prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of the Company's ongoing development projects; and that there are no material variations in the current tax and regulatory environment that affect the Company.

        The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in "Item 3 Key Information — Risk Factors" in the Form 20-F. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This information was developed to assist management with its assessment as to what resources to allocate to the construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

ii

 NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

  This document uses the terms "measured resources" and "indicated resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

  This document uses the term "inferred resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This MD&A presents certain measures, including "total cash costs per ounce" and "minesite cost per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-US GAAP financial measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This MD&A also contains information as to estimated future total cash costs per ounce and minesite cost per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, does not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

iii

Executive Summary

        Agnico-Eagle is a gold mining company with operations in Canada and Finland and advanced-stage construction projects in Canada and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is one of Canada's largest operating gold mines by gold reserves and provides a strong foundation for international expansion. The Company earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bars and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc, copper and lead.

        Agnico-Eagle's production is low-cost, usually in the industry's lowest quartile, which protects shareholders during periods of weaker gold prices. The Company is positioned to benefit from a stronger gold price and, throughout its 37-year history, the Company's policy has been not to sell forward its future gold production. In 2008, this enabled the Company to achieve a total cash cost per ounce of gold produced of $162 and an average realized price of gold of $879 per ounce, an increase of 18% over 2007's realized price of $748 per ounce.

        In the past year, the Company has gone from operating a single gold mine to being a multi-mine gold company operating in politically stable areas supportive of the mining industry. The political stability of the regions in which Agnico-Eagle operates helps to provide confidence in the Company's current and future prospects and profitability. This is an important quality for Agnico-Eagle as the Company believes each one of the projects has long-term mining camp potential.

Key Success Factors

  •
  The Company achieved record gold production in 2008. The development of new mines is expected to result in increased gold production. One new mine commenced commercial production in 2008, three new mines are planned to start up in 2009 and one new mine is planned to start up in 2010.

  •
  At year-end 2008, gold reserves increased 8% as compared to December 31, 2007 to 18.1 million ounces through exploration on existing properties

  •
  Operations are located in mining-friendly regions with low political risk and long-term mining camp potential

  •
  Agnico-Eagle's total cash costs per ounce is in the lowest quartile in the gold industry; 2008 total cash costs per ounce of gold was $162

  •
  The Company declared a dividend of $0.18 per share, its 27th consecutive annual dividend

  •
  The Company's longstanding policy not to sell forward its future gold production ensures that shareholders always participate fully in rising gold prices; in 2008, the Company benefited from an increase of 18% in realized gold prices in 2008 over 2007 levels

  •
  The Company maintains a solid financial position, as it is fully funded for its currently planned growth and maintains a low number of shares outstanding relative to its peers, putting Agnico-Eagle in a strong position to continue to build per share value

  •
  Shares outstanding increased only 3.1 times since 1998 while gold reserves are up 13.9 times

  •
  Strong senior management continuity as CEO and COO jointly recognized as Mining Men of the Year by the Northern Miner newspaper in 2008, after 24 years of service with the Company

Quebec, Canada

        Throughout 2008, the Company continued executing its strategy of building a multi-mine platform from the foundation of its LaRonde Mine in Quebec, Canada. In 2006, the Company initiated a new project to extend the existing infrastructure below Level 245 at the LaRonde mine, referred to as the LaRonde mine extension, which is anticipated to extend the mine life through 2022. The infrastructure base at, and knowledge gained building, the LaRonde Mine has been leveraged by the Company in building and operating the Goldex Mine and the Lapa mine project, both of which are within 60 kilometres of the LaRonde Mine. The Goldex Mine commenced commercial operations in the summer of 2008 and the Lapa mine project is scheduled to commence production in 2009. These three Quebec mines, with a total of 7.6 million ounces of gold reserves, will benefit from the common infrastructure and mining team and are expected to continue to increase the Company's production profile. The LaRonde Mine extension is expected to increase production from that mine with gold production expected to average 320,000 ounces annually for the remainder of its mine life, while the Goldex Mine and the Lapa mine project are anticipated to produce 160,000 and 115,000 ounces of gold annually, respectively, when running at designed capacity. The Company is currently preparing a scoping study to assess the feasibility of increasing the designed daily production rate at the Goldex Mine from 6,900 tonnes per day to at least 8,000 tonnes per day.

Finland

        In 2006, the Company began construction on its Kittila mine project in northern Finland. This property was added to the Company's portfolio through the 2005 acquisition of Riddarhyttan Resources AB. This property was attractive to the Company as northern Finland is geologically similar to the Abitibi region of Quebec, where the LaRonde mine is located, and has excellent infrastructure in the surrounding region. In addition, the Kittila Mine is situated in what the Company believes to be a politically stable area that is supportive of the mining industry. Using the Company's technical experience gained from its operations in Quebec, the team designed a drill program at Kittila which led to the conversion of resources to reserves at the beginning of 2006. A positive feasibility study completed in mid-2006 led to the Company's decision to build the Kittila Mine. Construction was completed in 2008 and the commissioning of the mill commenced in late 2008. A total of 3,118 ounces of gold were produced in 2008 with commercial production expected to commence during the second quarter of 2009. In addition, the 2008 exploration program resulted in an additional 228,000 ounces of reserves in 2008. The Kittila Mine is well positioned with total reserves of 3.2 million ounces of gold and the deposit continues to be open at depth and along strike. A scoping study is underway to assess the feasibility of doubling annual gold production to 6,000 tonnes per day at Kittila. This would involve sinking a shaft and expanding the Kittila mill.

Mexico

        In 2006, the Company completed the acquisition of the Pinos Altos property, an advanced stage exploration property in northern Mexico, after the Company's extensive drilling campaign had doubled the contained gold and silver resources. In August 2007, a favourable feasibility study led to the decision to build the Pinos Altos mine with initial production scheduled for mid-2009. The Company continues to have positive exploration results on this property with the addition of 1.0 million ounces of gold to the property's reserves in 2008 for a total of 3.6 million ounces. In addition, the property has 100 million ounces of silver reserves. Several areas of exploration upside, in combination with a targeted exploration program in 2009, provides the Company with further potential of increasing reserves at the Pinos Altos mine project. In addition, Agnico-Eagle believes it is an employer of choice in the region with its high-quality facilities, good community relations and local hiring and purchases. A feasibility study regarding the construction of a stand alone heap leach operation at Creston Mascota is now complete. A separate operation at Creston Mascota, could, if built, produce an additional 40,000 to 50,000 ounces of gold per year. Creston Mascota is approximately seven kilometres to the northwest of the main deposit at Pinos Altos.

Nunavut, Canada

        In 2007, the Company acquired Cumberland Resources Ltd., the owner of the Meadowbank gold project in Nunavut Territory, Canada. This transaction was consistent with the Company's strategy of building value by growing in mining-friendly, low political risk areas. The Company anticipates production starting in early 2010 with an average of approximately 350,000 ounces per year over the estimated life of the mine. The Company continues to leverage off of the Company's proven technical expertise at the Company's LaRonde mine base, as the Meadowbank project is supervised by Agnico-Eagle's technical team based in northwestern Quebec. The Meadowbank project's gold reserves increased by 0.2 million ounces in 2008 to a total of 3.6 million ounces with multiple areas of exploration upside potential. A scoping study is currently underway to assess the feasibility of increasing production from 8,500 tonnes per day to 10,000 tonnes per day by increasing the mining rate from the existing pits and the southern deposit.

Strategy and Results

        Agnico-Eagle has set out to build a company that focuses on quality, growth and a strong financial position, while maintaining a safe workplace for employees, protecting the environment, and retaining full leverage to gold prices.

        Agnico-Eagle believes it creates value for shareholders by growing gold production in regions it believes to have a low political risk profile. The Company believes it can achieve its objective of maximizing shareholder value while operating in an environmentally friendly manner in its several international gold camps.

        With roots that go back more than 36 years, the Company has sought to deliver on its vision by following a five pronged growth strategy that has successfully guided the Company throughout 2008, even during a period of economic turmoil, to achieve some record results:

  1.
  Produce more gold

    •
    Goldex Mine started commercial production in August 2008

    •
    Record consolidated annual gold production of 276,762 ounces in 2008, an increase of 20% over the 230,992 ounces produced in 2007

    •
    Kittila Mine commissioning in progress at year-end with commercial production expected during the second quarter of 2009

    •
    Remaining three mine construction projects and the LaRonde Mine extension proceeding on schedule

  2.
  Grow gold reserves

    •
    Agnico-Eagle has once again increased its gold reserves year over year with a net increase of 8% in 2008 or 1.4 million ounces compared to year-end 2007 to a record total of 18.1 million ounces

    •
    Record gold resources even after conversion of 1.7 million ounces to reserves in 2008

    •
    Several deposits are on track to exceed 5 million ounces of reserves as the Company's $70 million exploration program added almost 2 million ounces to total gold reserves in 2008

  3.
  Acquire small, think big

    •
    Significant gold reserve and resource growth are largely from prior acquisitions that adhered to the "acquire small, think big" strategy

    •
    In 2008, strategic investment made in several junior gold exploration companies in order to maintain a continuous pipeline of growth opportunities

  4.
  Be a low-cost leader

    •
    Consolidated total cash cost per ounce of $162 per ounce that ranks in the lowest quartile of the industry

    •
    Minesite cost per tonne targets achieved at both the LaRonde Mine and Goldex Mine

  5.
  Maintain a solid financial position

    •
    Available bank lines doubled to $600 million

    •
    Successful completion of two equity offerings and flow-through share offering for a total of $376 million

    •
    2009 capital expenditure program fully funded without considering cash flow from operations

Human Capital and the Environment

        The Company believes that its people provide it with a distinct competitive advantage and are one of its key operating strengths. Agnico-Eagle recognizes the importance of its employees and has built a corporate culture that is based on the principle that every person has the right to be treated with dignity and respect. Operating as a partnership based on mutual respect, commitment and dedication to excellence. The employees of Agnico-Eagle have responded with strong loyalty and performance. As a result of their ideas and efforts, efficiency has improved, gold production has increased and the Company's safety record remains strong. From exploration through mining, the Company works hard to preserve and protect the natural environment by implementing sound environmental management systems and processes at all stages of its business and by pursuing continuous improvement in its environmental performance. The Company's operations are required to meet and, where practicable, exceed relevant laws, regulations and standards. In 2008, the Company continued to build upon these philosophies:

  •
  First Canadian mining company to achieve socially responsible accreditation status (awarded "ESR" designation) by the Mexican government;

  •
  At Pinos Altos, the Company has built permanent, distinctly Mexican cottages, using local contractors and locally sourced materials instead of using temporary trailers to house on-site workers;

  •
  The Company emphasizes hiring local personnel to benefit from their knowledge and resources, help the local community increase local employment and to forge stronger community ties. Some local hiring statistics at the Company's projects are as follows:

    •
    58% of Pinos Altos's work force comes from local villages; and

    •
    26% of Meadowbank's work force comes from the Nunavut Territory;

  •
  The Company was named one of the top 100 employers in Quebec for 2008 by Les Affairs newspaper published in Quebec;

  •
  In 2008, the LaRonde Mine won its fourth consecutive Provincial Mine Rescue Championship, an accomplishment never previously achieved in the Quebec mining industry; in addition, the LaRonde mill team achieved a record of 1,000 days without a lost time injury; and

  •
  In 2008, the Company continued to increase awareness and develop management systems to improve environmental stewardship at all operations and construction projects. For example, at Pinos Altos, the Company continued a program to recover and move critical vegetation in the mine footprint and build new sedimentation ponds to manage the dewatering of ramps.

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  Spot price of gold;

  •
  Spot prices of silver, zinc and copper;

  •
  Canadian dollar/US dollar, Euro/US dollar, & Mexican peso/US dollar exchange rates;

  •
  Production volumes; and

  •
  Production costs.

        The exchange rates of the US dollar against the Canadian dollar, Euro and Mexican peso are important financial drivers:

  •
  The majority of operating costs at the LaRonde Mine and the Goldex Mine and the construction costs at the Lapa and Meadowbank mine projects are paid in Canadian dollars while revenue is generated in US dollars;

  •
  Most of the construction costs of the Pinos Altos mine project are incurred in Mexican pesos; and

  •
  Most of the construction and operating costs at the Kittila Mine are incurred in Euros.

        The Company may mitigate a portion of the impact of fluctuating exchange rates on its operations using currency hedging strategies.

Spot Price of Gold, Silver, Zinc and Copper

        Agnico-Eagle has never sold gold forward as management believes that low-cost production is the best protection against decreasing gold prices and allows the Company to take full advantage of rising gold prices. As a result, the Company benefited from the rising gold prices in 2008.

Gold P.M. Fix ($ per ounce)
(Source: Bloomberg)

	2008	2007	% increase
High price	1,033	841	23%
Low price	682	608	12%
Average price	872	695	25%
Average price received	879	748	18%

        In 2008, the market price for gold per ounce was on average 25% higher than in 2007. The Company benefited from the increased gold prices and 2008 was a record year for the average realized price per ounce of gold with the 2008 average realized price of gold 18% higher than in 2007. Agnico-Eagle was also well positioned to take advantage of market highs and achieved an average realized price that was even greater than the average price in the market.

SILVER	ZINC	COPPER

        Net silver, zinc, copper and lead revenue is treated as a reduction of production costs in calculating total cash costs per ounce and therefore production and price assumptions for these metals play an important role to both revenue and total cash costs per ounce for the LaRonde Mine. The year 2008 saw decreasing byproduct metal prices which resulted in an increase in LaRonde Mine cash costs and a decrease in byproduct revenue.

While the impact of these lower byproduct revenues resulted in lower net income from the LaRonde Mine, the future impact of fluctuations in byproduct metal prices will be substantially reduced as the current portfolio of growth projects are focused on gold production. None of these new mines have any base metal content.

Foreign Exchange Rates (Ratio to US$)

CANADIAN DOLLAR	EURO	MEXICAN PESO

        In 2008, the Company's operating results and cash flows were influenced by changes in the US dollar/Canadian dollar exchange rate. All of the Company's revenues are earned in US dollars but a substantial portion of its operating costs and capital costs are denominated in Canadian dollars. For much of 2008, the Canadian dollar was stronger than the US dollar which had a negative impact on the production costs and Canadian dollar denominated capital expenditures when translated into US dollars.

        The Kittila Mine's capital costs were negatively affected by the stronger Euro/US dollar exchange rate through 2008; and the Pinos Altos mine project's capital costs were negatively affected by the stronger Mexican peso/US dollar exchange rate.

        By the fourth quarter of 2008, the US dollar began to strengthen against these other currencies. A stronger US dollar will benefit both reported production costs and capital expenditures in 2009 when translated into US dollars.

Production Volumes

        Changes in production volumes have a direct impact on the Company's financial results. In 2008, with the commencement of commercial production at the Goldex Mine, a total of 1.12 million tonnes of ore was processed. These results were in addition to the stable LaRonde Mine production of 2.64 million tonnes of ore in 2008 compared to 2.67 million tonnes of ore in 2007. The total 3.76 million tonnes of ore processed in 2008 was a record for the Company.

Production Costs

        Total cash cost per ounce of gold was $162 in 2008 compared to minus $365 in 2007, fluctuating primarily as a result of a reduction in revenue from byproduct metals. Good cost control was achieved as minesite costs per tonne at the LaRonde Mine rose only C$1 to C$67 in 2008 in an inflationary environment for the industry through the majority of 2008. Minesite costs per tonne at the newly commissioned Goldex Mine were C$27, in line with expectations.

Results of Operations

Revenues from Mining Operations

        In 2008, revenue from mining operations decreased 15% to $369 million from $432 million in 2007. The decrease in revenue was driven by the sharp decrease in zinc and copper prices and the decrease in production of all byproduct metals. This was partially offset by increased gold production and prices. The increase in gold production is attributable to the mid-year opening of the new Goldex Mine in northwestern Quebec.

        In 2008, sales of gold and silver accounted for 78% of revenues, up from 56% in 2007 and up from 47% in 2006. The increase in the percentage of revenues from precious metals when compared to 2007 is largely due to the increase in gold prices and production and sharp decreases in the prices of byproduct zinc and copper. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2008	2007	2006
Revenues from mining operations (thousands):
Gold	$227,576	$171,537	$159,815
Silver	59,398	70,028	58,262
Zinc	54,364	156,340	211,871
Copper	27,600	34,300	34,684

	$368,938	$432,205	$464,632

Production volumes:
Gold (ounces)	276,762	230,992	245,826
Silver (000s ounces)	4,079	4,920	4,956
Zinc (tonnes)	65,755	71,577	82,183
Copper (tonnes)	6,922	7,482	7,289
Sales volumes:
Gold (ounces)	258,601	229,316	256,961
Silver (000s ounces)	4,023	5,171	4,739
Zinc (tonnes)	62,653	72,905	81,689
Copper (tonnes)	6,913	7,466	7,302

        Revenue from gold sales increased $56 million, or 33%, in 2008. Gold production increased to 276,762 ounces in 2008, up 20% from 230,992 ounces in 2007. The increase is attributable to the commencement of production at the new Goldex Mine during mid-year 2008. Realized gold prices increased 18% in 2008 to $879 per ounce from $748 per ounce in 2007. Silver revenue decreased $11 million, or 15%, in 2008. The $11 million decrease was mostly attributable due to lower silver production.

        Revenue from zinc sales decreased $102 million, or 65%, in 2008 when compared to 2007. The decrease in zinc revenue was due to 41% lower realized prices as well as an 14% decrease in sales volume. Revenue from copper sales decreased by 20% when compared to 2007. This was due to a decrease of 11% in the realized sales price of copper and a decrease in sales volume of 7%.

        Total fourth quarter revenue decreased in 2008 compared to 2007 due to the significant decrease in revenue from in zinc, copper and silver production, which was partially offset by the increase in revenue from gold production.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances. Interest and sundry income was $11.7 million in 2008 compared to $25.1 million in 2007. The $13.4 million decrease was attributable to the significantly lower average cash balance held during 2008 compared to 2007 in combination with lower realized interest rates.

Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. In 2008, as part of its procedures to assess the value of the Company's available-for-sale securities portfolio was reasonable for accounting purposes, it was determined in accordance with the requirements of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), that a non-cash write-down was required. These write-downs do not necessarily reflect management's long-term outlook on the value of the securities, but rather an "other-than-temporary" impairment as defined in FAS 115 for various investments amounting to $74.8 million. There were no such write-downs in 2007.

        In 2008 the sale of various available-for-sale securities resulted in a gain before taxes of $25.6 million compared to $4.1 million in 2007. The larger gain in 2008 is directly attributable to the Company's investment in Gold Eagle Mines Ltd. ("Gold Eagle"). The Company acquired securities of Gold Eagle during the second quarter of 2008 for $49.4 million. In the third quarter, the Company sold the shares into a successful take-over bid for Gold Eagle at a price per share significantly above the Company's acquisition cost of the Gold Eagle securities.

        In addition, during the third quarter, the Company made a strategic investment in Comaplex Minerals Corp. ("Comaplex") for $46.7 million by purchasing 7,628,571 common shares, or approximately 14.5%, of Comaplex from another mining company. As of December 31, 2008, the Company owns a total of 8,228,571 common shares, or approximately 15.6% of Comaplex.

Production Costs

        In 2008, total production costs were $186.9 million compared to $166.1 million in 2007. This increase is due to the start of production at the new Goldex Mine in northwest Quebec, which commenced production during 2008. The table below sets out the components of production costs:

Production Costs	2008	2007	2006
	(thousands)
Production costs at LaRonde	$166,496	$166,104	$143,753
Production costs at Goldex	20,366	—	—

Production costs per Consolidated Statement of Income	$186,862	$166,104	$143,753

        Production costs at the LaRonde Mine remained relatively constant during 2008 at $166.5 million when compared to 2007. In 2007, production costs increased 16% to $166.1 million from $143.8 million in 2006.

        During 2008, LaRonde processed an average of 7,210 tonnes of ore per day compared to 7,325 tonnes of ore per day during 2007. While the design capacity of the plant is 6,350 tonnes per day, it has been operating at an average of approximately 7,286 tonnes per day for three years. Minesite costs per tonne were C$64 in the fourth quarter compared to C$65 in the fourth quarter of 2007. For the full year, the minesite costs per tonne were C$67, compared with C$66 per tonne in 2007. The increase in minesite costs per tonne during 2008 is attributable to the higher average fuel and other input costs compared to 2007.

        In 2008, production costs at the Goldex Mine were $20.4 million since the commencement of commercial production on August 1, 2008.

        Since commercial production was achieved on August 1, 2008, Goldex has processed an average of 5,559 tonnes of ore per day, while the design capacity of the plant is 7,000 tonnes per day. The lower production rates were associated with the ramp up of the Goldex Mine during the early stages of commercial production. For 2008, the minesite costs per tonne were C$27.

        In 2008, total cash costs per ounce of gold increased to $162 from minus $365 in 2007 and minus $690 in 2006. The total cash costs per ounce of $162 represents a weighted average between the LaRonde Mine total cash costs per ounce of $106 and the Goldex Mine total cash costs per ounce of $419. Total cash costs per ounce are comprised of minesite costs and, in the case of the LaRonde Mine, reduced by the net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, Canadian dollar/US dollar exchange rates, quantity of byproduct metals produced at the LaRonde Mine and byproduct metal prices. The table below illustrates the annual variance in the LaRonde Mine's total cash costs per ounce attributable to each of these factors. The most significant factor contributing to the increase in total cash costs per ounce in 2008 was lower byproduct revenue which resulted mainly from lower zinc and copper prices.

	2008	2007
Total cash costs per ounce prior year	$(365)	$(690)
Difference in gold production	46	40
Stronger Canadian dollar	2	49
Costs associated with increased fuel, reagent and steel costs	6	45
Byproduct revenue	417	191

Total cash costs per ounce current year	$106	$(365)

        Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash costs per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite cost per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income and Comprehensive Income for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

        Both of these non-US GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of production costs or cash flow measures prepared in accordance with US GAAP. The tables below reconcile total cash costs per ounce and minesite costs per tonne to the production costs presented in the consolidated financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per Ounce to Production Costs

LaRonde	2008	2007	2006
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$166,496	$166,104	$143,753
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(142,337)	(260,668)	(304,817)
Inventory adjustments(i)	45	11,528	(7,607)
Reclamation accretion expense and other	(1,194)	(1,264)	(936)

Cash costs	$23,010	$(84,300)	$(169,607)
Gold production (ounces)	216,208	230,992	245,826

Total cash costs (per ounce)(ii)	$106	$(365)	$(690)

Goldex
Production costs per Consolidated Statements of Income and Comprehensive Income	$20,366	$—	$—
Adjustments:
Inventory adjustments(i)	(448)	—	—
Reclamation accretion expense and other	(72)	—	—

Cash costs	$19,846	$—	$—
Gold production (ounces)	47,347	—	—

Total cash costs (per ounce)(ii)	$419	$—	$—

Reconciliation of Minesite Costs per Tonne to Production Costs

	2008	2007	2006
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$186,862	$166,104	$143,753
Attributable to LaRonde	166,496	166,104	143,753
Attributable to Goldex	20,366	—	—

Total	$186,862	$166,104	$143,753
LaRonde cost per tonne:
Production cost	$166,496	$166,104	$143,753
Inventory adjustments(iii)	45	916	2,494
Reclamation accretion expense and other	(1,194)	(1,264)	(936)

Minesite costs ($)	$165,347	$165,756	$145,311
Minesite costs (C$)	$176,893	$177,735	$164,459
Tonnes milled (000s tonnes)	2,639	2,673	2,673

Minesite costs per tonne (C$)(iv)	$67	$66	$62

	2008	2007	2006
	(thousands, except as noted)
Goldex cost per tonne:
Production cost	$20,366	$—	$—
Inventory adjustments(iii)	(448)	—	—
Reclamation accretion expense and other	(72)	—	—

Minesite costs ($)	$19,846	$—	$—
Minesite costs (C$)	$23,224	$—	$—
Tonnes milled (000s tonnes)	851	—	—

Minesite costs per tonne (C$)(iv)	$27	$—	$—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2004 to December 31, 2008, the noon buying rate, as reported by the Bank of Canada, fluctuated from a high of $1.3970 to a low of $0.9059. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos mine project are denominated in Euros and Mexican pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years as well.

Exploration and Corporate Development Expense

        In 2008, the Company continued its significant exploration and corporate development activities including those set out below:

  •
  During 2008, exploration expenditures at the Kittila Mine in northern Finland were $7.0 million, an increase of $1.3 million when compared to 2007. As a result of these exploration activities, the proven and probable gold reserves increased to 3.2 million ounces and more than doubled the inferred gold resource. The increase in the reserves is mainly attributable to the underground exploration on the main Suuri and Roura zones.

  •
  During 2008, approximately $7.4 million of exploration expenses were incurred at the Pinos Altos mine project in Mexico. These activities focused on converting resources to reserves in the Creston Mascota area, the San Eligio area and at the main mine development area. These activities resulted in an approximately a 1.1 million ounce increase in gold reserves and a 27 million ounce increase in silver reserves.

  •
  Canadian grassroots exploration expenditure was $8.0 million in 2008. A significant portion of this amount was spent on exploration activities in the Nunavut area around Meadowbank. The exploration campaign commenced in March 2008 with a diamond drilling program followed by regional prospecting through early September 2008. In addition, a Western Canadian office was opened during the year, which focuses on earlier stage and grass roots opportunities.

  •
  The Company is currently conducting exploration activities in Nevada and incurred exploration expenditures of $9.3 million during 2008, an increase of $4.2 million compared to 2007. The increase is attributable to additional drilling of high grade gold intercepts at the West Pequop project in Nevada. Additionally, the Company incurred expenditures relating to the purchase of additional claims, leases and road building.

        The table below sets out exploration expense by country and total corporate development expense:

	2008	2007	2006
	(thousands)
United States	9,347	5,084	3,780
Canada	7,966	5,276	6,276
Mexico	7,426	6,047	8,017
Finland	7,017	5,719	9,843
Corporate development expense	2,948	3,381	3,161

	$34,704	$25,507	$31,077

General and Administrative Expenses

        General and administrative expenses increased to $47.2 million in 2008 from $38.2 million in 2007. The main driver was an increase in stock option expense that was a combination of an increase in number of options granted plus an increase in the Black-Scholes calculated value of the options granted. Of the total general and administrative expense, stock-based compensation was $15.3 million and $9.8 million in 2008 and 2007, respectively.

Provincial Capital Taxes

        Provincial capital taxes were $5.3 million in 2008 compared to $3.2 million in 2007. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. This increase is attributable to the increased debt and increased share capital in 2008. However, capital taxes should decrease in the future since the Ontario capital tax is expected to be eliminated by July 1, 2010 and the Quebec capital tax is expected to be eliminated by January 1, 2011.

Amortization Expense

        The consolidated amortization expense for the year increased to $36.1 million in 2008 compared to $27.8 million in 2007 largely as a result of the commencement of commercial production at the Goldex Mine during 2008. The total Goldex Mine amortization expense in 2008 was $7.3 million compared to nil in 2007.

Interest Expense

        In 2008, interest expense decreased to $3.0 million from $3.3 million in 2007 and $2.9 million in 2006. The table below shows the components of interest expense.

	2008	2007	2006
	(thousands)
Stand-by fees on credit facilities	$1,163	$2,289	$1,201
Amortization of credit facilities and convertible subordinated debenture financing costs	1,192	806	763
Other interest expense	597	199	132
Interest on credit facilities	4,584	—	—
Interest rate derivative payments	—	—	442
Interest on convertible subordinated debentures	—	—	689
Interest capitalized to construction in progress	(4,584)	—	(325)

	$2,952	$3,294	$2,902

Foreign Currency Translation Gain

        The foreign currency translation gain was $77.7 million in 2008 compared to a loss of $32.3 million in 2007. The significant positive effect of exchange rates is attributable to the strengthening of the US dollar against the Canadian dollar and the Euro during 2008. The gain is mainly due to the impact on the foreign currency future tax liabilities partially off-set by the impact on cash balances in Canadian dollars and Swedish krona, the currency in which the Company's Swedish subsidiaries pay tax.

Income and Mining Taxes

        In 2008, the effective accounting income and mining tax expense rate was 23.8% compared to 12.5% in 2007 and 38.1% in 2006. This rate was significantly lower in 2007 compared to 2008 because of favourable changes in both federal and Quebec income tax laws enacted in December 2007. In particular, during the fourth quarter of 2007, the Company recognized a $29.8 million reduction in federal deferred taxes resulting from the reduction of the federal tax rate to 15% effective for 2012 onward. The Company also recognized a $7.7 million reduction in Quebec deferred taxes from changes in regulations that now permit the deduction of Quebec mining duties for Quebec income tax purposes retroactive to January 1, 2007.

        The effective accounting income and mining tax expense rate of 23.8% in 2008 is lower than the statutory tax rate due primarily to the net effect of non-taxable foreign exchange gains, the non-taxable gain recognized on the Gold Eagle investment and the non-taxable investment writedowns.

Liquidity and Capital Resources

        At the end of 2008, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $99.4 million compared to $396.0 million at the end of 2007. The decrease in cash resulted from investing activities which was partially offset by operating and financing activities. In 2008, cash used in investing activities increased to $917.5 million from $373.1 million in 2007. The investing activities in 2008 mainly consisted of project capital expenditures for the Meadowbank, Goldex, Kittila, LaRonde Mine extension, Lapa and Pinos Altos projects. Cash flow provided by operating activities decreased to $118.1 million in 2008 from $245.5 million in 2007 mainly due to the substantial decrease in byproduct revenues offset partly by increased revenues from gold production. In 2008, cash provided from financing activities increased to $561.2 million from $127.3 million in 2007 due to net bank debt drawdowns of $200 million and the issuance of common shares and warrants to purchase common shares for aggregate net proceeds of $376.3 million.

        In 2008, the Company invested $908.9 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2008 included $314.4 million at Meadowbank, $195.5 million at Kittila, $175.7 million at Pinos Altos, $88.9 million at Lapa, $36.6 million for the LaRonde Mine extension, $32.8 million at Goldex and $58.3 million for sustaining capital expenditures at the LaRonde Mine and Goldex Mine. The remaining capital expenditures to complete all of the Company's projects are expected to be funded by cash provided by operating activities, cash on hand and drawdowns from the Company's bank credit facilities. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

        In 2008, the Company declared its 27th consecutive annual dividend. The dividend was $0.18 per share, consistent with the dividend paid in 2007. During the first quarter of 2008, the Company paid out its 2007 dividend amounting to $23.8 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's board of directors (the "Board") and will be subject to factors such as income, financial condition and capital requirements.

        In 2008, the Company issued common shares and warrants to purchase common shares, resulting in aggregate net proceeds of $376.3 million, in order to fund its construction projects and the acquisition of certain surface rights at the Pinos Altos mine project. In October 2008, the Company issued 779,250 flow-through common shares in a private placement for aggregate proceeds of $43.5 million. In December 2008, the Company issued 9.2 million units at a price of $31.50 per unit in a private placement for aggregate proceeds of $290 million, each unit consisting of a common share and one half of a common share purchase warrant exercisable at a price of $47.25 per share over the five-year term of the warrant. In connection with this transaction, the Company issued an additional four million additional warrants to a lead purchaser in consideration of its commitment to subscribe for a minimum number of units and to purchase units not allocated to other purchasers. Also in December 2008, the Company issued 900,000 common shares at $38.00 per share under a supplement to the Company's base shelf prospectus for aggregate proceeds of $34.2 million. During 2008, the Company made net drawdowns of $200 million from its bank credit facilities.

        The effect of exchange rate changes on cash and cash equivalents during 2008 resulted in decreased cash balances of $8.1 million. This was mainly attributable to the weakening Canadian dollar as the Company holds Canadian dollar cash balances.

        The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility to replace its previous secured credit facility. This credit facility matures on January 10, 2013, but is extendible in certain circumstances. On September 4, 2008, the Company amended this credit facility (as so amended, the "First Credit Facility") and executed a second credit agreement (the "Second Credit Facility" and together with the First Credit Facility, the "Credit Facilities") with a separate group of financial institutions providing an additional $300 million unsecured revolving credit facility on substantially similar terms as the First Credit Facility, maturing on September 4, 2010. As of December 31, 2008, there was an aggregate of $200 million of principal outstanding on Credit Facilities; however, outstanding letters of credit issued as security for pension and environmental obligations decrease the amount available for future drawdowns under the Credit Facilities to $343 million.

        Agnico-Eagle's contractual obligations as at December 31, 2008 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(millions)
Letter of credit obligations	3.7	—	—	—	3.7
Reclamation obligations(1)	118.5	2.0	2.0	2.0	112.5
Pension obligations(2)	3.2	0.1	0.2	0.8	2.1
Capital and operating leases	34.2	11.5	12.6	3.6	6.5
Credit Facilities repayment obligations(3)	200.0	—	125.0	75.0	—

Total(4)	359.6	13.6	139.8	81.4	124.8

Notes:

(1)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with FASB Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). See Note 5(a) to the audited consolidated financial statements.

(2)
The Company has Retirement Compensation Arrangement Plans (the "RCA Plans") with certain executives and a defined benefit pension plan for certain former employees. The RCA Plans provide pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(3)
For the purposes of the Company's obligations to repay amounts outstanding under its Credit Facilities, the Company has assumed that the indebtedness will be repaid at the current expiry date of the relevant Credit Facility.

(4)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

2009 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2009 mandatory expenditure commitments (including future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2009:

Amount (millions)
2009 Mandatory Commitments:
Contractual obligations (from table above)	$14
Dividend payable (declared in 2008)	28

Total 2009 mandatory expenditure commitments	$42

2009 Discretionary Commitments:
Budgeted capital expenditures	$454

Total 2009 mandatory and discretionary expenditure commitments	$496

2009 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2008)	$68
Estimated 2009 operating cash flow	154
Working capital (at December 31, 2008) (excluding cash, cash equivalents and short term investments)	110
Available under the Credit Facilities	343

Total 2009 Capital Resources	$675

        The Company believes its capital resources will be sufficient to satisfy all 2009 commitments (mandatory and discretionary). If extremely negative financial circumstances arise in the future, the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Note to Investors Concerning Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine Extension

        In 2009, payable gold production at the LaRonde Mine is expected to decline to approximately 203,000 ounces, as gold grades are scheduled to decline until 2012 when the deeper ore of the LaRonde extension is accessed. Total cash costs per ounce at the LaRonde Mine in 2009 are expected to be approximately $295 reflecting the assumption of significantly lower zinc prices going forward.

        Over the 2009 to 2018 period, total cash costs per ounce at the LaRonde Mine are expected to average $315, with average gold production of 320,000 ounces annually.

Goldex Mine

        The Goldex Mine commenced production during the summer of 2008 and has attained the mill design rate of 6,900 tonnes of ore per day. The Goldex Mine is anticipated to produce approximately 160,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $311. This compares favourably with the total cash costs per ounce incurred in 2008 as the mine was commissioning and ramping up to design rates during the year.

        Over the period of 2009 through 2017, total cash costs per ounce at Goldex are estimated to average approximately $270 with average gold production of approximately 160,000 ounces annually. The Company is examining the feasibility of increasing the production rate to 8,000 tonnes per day with results of the study expected in the second quarter of 2009. In addition, exploration activities will focus on resource to reserve conversion and mineralization to the west and at depth of the current resource envelope.

Kittila Mine

        The Kittila Mine is now operating and commercial production is expected in the second quarter of 2009. The mine is anticipated to produce approximately 125,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $333. The 2009 production forecast includes a contingency for an extended commissioning period of three months. Over the period of 2009 to 2018, total cash costs per ounce are estimated to be approximately $350 with anticipated average gold production of approximately 160,000 ounces annually.

        In light of the increase in gold reserves at the Kittila Mine in 2008, the Company is examining options to significantly increase the production rate at Kittila with results of the study expected in the fourth quarter of 2009. A $16 million exploration program will continue to focus on resource to reserve conversion, expanding resources below Suuri and Roura sections, and along strike.

Lapa Mine Project

        The Lapa mine project is expected to begin production near mid-year 2009 and to produce an average of 115,000 ounces of gold per year through 2015 with average total cash costs per ounce of $315. Gold production during 2009 is expected to be approximately 55,000 ounces at estimated total cash costs per ounce of approximately $438. The 2009 production forecast includes a contingency for an extended commissioning period of three months.

Pinos Altos Mine Project

        The Pinos Altos mine project is scheduled to begin production in the third quarter of 2009. Construction is proceeding as planned with ore now being stockpiled from the Santo Nino open pit. Gold production in 2009 is expected to be approximately 42,000 ounces at estimated total cash costs per ounce of approximately $354. The 2009 production forecast includes a contingency for an extended commissioning period of three months. Over the period of 2009 to 2018, the mine is expected to produce an average of 165,000 ounces of gold per year. Total cash costs per ounce are estimated to average $245 over these years.

        An $11 million exploration program is planned for Pinos Altos in 2009 with a focus on resource to reserve conversion and expansion of the Pinos Altos and Creston Mascota zones. The objective of the program is to build upon the 1.0 million ounces of reserves added in 2008.

        The nearby Creston Mascota deposit has initial reserves of 0.4 million ounces of gold and 3.7 million ounces of silver. These reserves are part of the Pinos Altos deposit. A feasibility study is expected to be released in 2009 on a stand-alone heap leach operation that, if built, could potentially add to production at Pinos Altos. Creston Mascota is roughly 7 kilometres to the northwest of the main Santo Nino deposit at Pinos Altos.

Meadowbank Mine Project

        Construction at the Meadowbank mine project will continue through 2009 with initial gold production anticipated in the first quarter of 2010. The mine is expected to produce an average of 335,000 ounces of gold per year from 2010 to 2018. Total cash costs per ounce are expected to average $370 over these years. The 2010 production forecast includes a contingency for an extended commissioning period of three months.

        A scoping study was initiated in 2008 to assess the feasibility of increasing of the proposed production rate from 8,500 tonnes per day to 10,000 tonnes per day. Results of the study are expected in the third quarter of 2009. In addition, an $11 million exploration program in 2009 will continue to focus on resource to reserve conversion and expansion of resources and reserves at the Vault, Goose South and Portage deposits.

Growth Summary

        With the start of commercial production of the Goldex Mine in 2008 and the planned start of commercial production of Kittila, Lapa and Pinos Altos in 2009, the Company believes it is delivering on its vision and growth strategy. Gold production is expected to double from 2008 levels to 590,000 ounces in 2009 and double again to 1.2 million ounces in 2010. Based on exploration results to date and planned exploration programs in 2009, the Company believes it is well positioned to potentially have several five million ounce gold deposits. The Company's goal is to increase gold reserves from its existing portfolio of mines and projects, reaching 20 million to 21 million ounces by year-end 2010. Further internal growth opportunities (on-going scoping studies and a feasibility study) are expected to add to production post-2010. In summary, the Company anticipates that the main contributors to the targeted increase in gold reserves, and increases to gold resources, are likely to be:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves

  •
  Depth extension of the main Suuri and Roura zones at Kittila

  •
  New gold zones to the north of the Kittila reserves

  •
  Extension of the Goose South zone at depth and along strike at Meadowbank

  •
  Extensions at depth at Santo Nino, Cerro Colorado and San Eligio zones at Pinos Altos

  •
  New gold zones in the Creston Mascota area to the northwest of the Pinos Altos gold and silver reserve

Financial Outlook

Mining Revenue and Production Costs

        In 2009, the Company expects to continue to generate strong cash flow as production volumes are expected to remain relatively steady at the LaRonde Mine, the Goldex Mine ramps up to designed capacity, and the Kittila Mine commences commercial production. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2009, gold prices in early 2009 (to March 14, 2009) have remained strong with the gold spot prices once again surpassing $1,000 per ounce in February 2009.

        In addition, the Lapa mine project is expected to begin gold production near the end of the second quarter of 2009 and commissioning and first gold production at the Pinos Altos mine project is expected before the end of the third quarter 2009.

        The table below sets out actual production for 2008 and estimated production in 2009.

	2009 Estimate	2008 Actual
Gold (ounces)	590,300	276,762
Silver (000's ounces)	4,624	4,079
Zinc (tonnes)	67,503	65,755
Copper (tonnes)	6,632	6,922

        For 2009, the Company is expecting total cash costs per ounce at the LaRonde Mine to be $295 compared to $106 in 2008. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions for these metals play an important role in these estimates for the LaRonde Mine due to its large byproduct production. An increase in byproduct metal prices above forecast levels would result in improved cash costs for the LaRonde Mine. In addition, the Pinos Altos mine project contains significant byproduct silver.

        Total cash costs per ounce at the Goldex Mine, Kittila Mine, and the Pinos Altos mine project in 2009 are expected to be $311, $333, and $354 respectively. As production costs at the LaRonde Mine, Goldex Mine, and Lapa mine project are or will be denominated mostly in Canadian dollars, the production costs at Kittila Mine are denominated mostly in Euros and the production costs at the Pinos Altos mine project will be mostly denominated in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the estimates. The foreign exchange rates have been trending favourably for the Company as the US dollar has appreciated relative to these currencies since late 2008.

        The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2009 (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the first two months of 2009.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$10.00	$12.35
Zinc (per tonne)	$1,200	$1,149
Copper (per tonne)	$3,700	$3,267
C$/US$ exchange rate	$1.2200	$1.2355
Euro/US$ exchange rate	$0.7813	$0.7641

        The estimated sensitivity of the Company's 2009 estimated total cash costs per ounce and 2009 estimated operating costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	$35
Euro/US$	$7
Zinc	$14
Silver	$8
Copper	$4

Note:

The sensitivities presented are based on production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Risk Profile — Metal Price and Foreign Currency" and "Risk Profile — Derivatives". Please see "Results of Operations — Production Costs" for a discussion about the use of the non-US GAAP financial measure total cash costs per ounce.

Exploration Expense

        In 2009, Agnico-Eagle expects expenditures of $32 million on grassroots exploration and corporate development comprised mostly of grassroots exploration in Canada, Mexico, Finland and the United States outside of the Company's currently contemplated mining areas. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs.

Other Expenses

        Cash general and administrative expenses are not expected to increase materially in 2008, however non-cash variances may occur as a result of variances in the Black-Scholes pricing of any stock options granted by the Company in 2009. In 2009, provincial capital taxes are expected to be marginally higher while amortization is expected to be approximately $90 million due to a higher capital base at the LaRonde Mine, the first full year amortization of the Goldex Mine and additional amortization relating to the Kittila Mine and the Pinos Altos mine project as they come into commercial production. Interest expense in 2009 is expected to be relatively consistent with 2008. If the Company draws down its aggregate $600 million Credit Facilities to further fund capital expenditures in 2009, the incremental interest expense will be capitalized. The Company's effective tax rate is expected to be 37% in 2009 compared to an effective rate of 23.8% realized in 2008. The lower effective rate in 2008 was due to the factors mentioned in "Results of Operations — Income and Mining Taxes" above.

Capital Expenditures

        Agnico-Eagle's gold growth program remains well funded, in spite of a sharp downturn in the prices of byproducts metals. Capital expenditures including all costs for construction and development, sustaining capital, and capitalized exploration costs, are expected to total approximately $454 million in 2009. During 2009, the Company expects to generate internal cash flow from the sale of approximately 590,000 ounces of gold and the associated byproduct metals. The breakdown of the 2009 capital expenditures program is as follows:

  •
  $40 million in capital expenditures related to construction and development at the LaRonde Mine extension

  •
  $17 million in capital expenditures related to construction and development at the Lapa mine project;

  •
  $125 million in capital expenditures related to construction and development at the Pinos Altos mine project;

  •
  $155 million in capital expenditures related to construction and development at the Meadowbank mine project;

  •
  $95 million in sustaining capital expenditures related to the various mine sites that are or will be in operation during 2009; and

  •
  $22 million in capitalized exploration expenditures

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Risk Profile

        The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. The Company believes that its LaRonde Mine is one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        The Company also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3 Key Information — Risk Factors" in the Form 20-F.

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar exchange rate. For the purpose of the sensitivities set out in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $750 per ounce;

  •
  Silver — $10.00 per ounce;

  •
  Zinc — $1,200 per tonne;

  •
  Copper — $3,700 per tonne; and

  •
  Canadian dollar/US dollar — C$1.22 per $1.00.

  •
  Euro/US dollar — $1.28 per €1

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2008, the ranges of metal prices and exchange rates were:

  •
  Gold: $682 — $1,033 per ounce averaging $872 per ounce;

  •
  Silver: $8.46 — $21.36 per ounce averaging $14.98 per ounce;

  •
  Zinc: $1,036 — $2,822 per tonne averaging $1,874 per tonne;

  •
  Copper: $2,778 — $8995 per tonne averaging $6,944 per tonne; and

  •
  Canadian dollar/US dollar: C$0.97 — C$1.3017 per $1.00 averaging C$1.0669 per $1.00.

  •
  Euro/US dollar: €0.6246 — 0.8035 per $1.00 averaging €0.6826 per $1.00.

        The following table sets out the estimated impact on 2009 total cash costs per ounce of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2008 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2009.

Changes in variable	Impact on total cash costs per ounce
Canadian dollar/US dollar	$35
Euro/US dollar	$7
Zinc	$14
Silver	$8
Copper	$4

        In order to mitigate the impact of fluctuating precious and base metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold and silver production. However, the policy does allow the Company to use other hedging strategies where appropriate to ensure an adequate return on new projects. Agnico-Eagle occasionally buys put options and forward contracts to protect minimum base metal prices while maintaining full participation to gold and silver price increases. There were no metal hedging strategies in place during 2008. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. From time to time the Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars) as these do not give rise to cash exposure. The Company's foreign currency derivative strategy consisted of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to the year end such that no derivatives were outstanding on December 31, 2008.

Throughout 2008, the Company's foreign currency derivative strategy generated $4.5 million in call option premiums.

Interest Rates

        The Company's current exposure to market risk for changes in interest rates relates primarily to the drawdown on its bank credit facilities and its investment portfolio. Drawdowns on the bank credit facilities are used, primarily, to fund a portion of the capital expenditures related to the Company's development projects. As of December 31, 2008, the Company had drawn down $200 million on its bank facilities. In addition, the Company usually invests its cash in investments with short maturities or with frequent interest reset terms with a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As of December 31, 2008, there were no short-term investments.

        Amounts drawn under the bank credit facilities are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2008, there were no interest rate derivative instruments in place.

Derivatives

        The Company enters into derivative contracts to limit the risk associated with decreased byproduct metal prices. The contracts act as economic hedges of underlying exposures to byproduct metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising precious metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital requirements.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as major stable banks. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value will affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

        In addition to writing US dollar call options with short maturities to enhance the spot transaction rate when exchanging US dollars to Canadian dollars, the Company also entered into three zero cost collar contracts in October 2008. The purpose of entering into these zero cost collar contracts was to mitigate the risks associated with fluctuating foreign exchange rates by hedging the functional-currency-equivalent cash flows associated with the Canadian dollar capital expenditures on the Meadowbank mine project. The purchase of US dollar put options was financed through selling US dollar call options at higher exercise prices such that the net premium payable to the different counterparties by the Company is nil. The hedged items represents monthly forecasted Canadian dollar cash outflows pertaining to its Canadian projects during 2009. The cash flow hedging relationship meets all requirements of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), to be perfectly effective, while unrealized gains and losses are recognized within other comprehensive income. All three of the zero cost collar contracts were outstanding as of December 31, 2008.

        The risk being hedged is the variability in expected future cash flows arising from changes in foreign currency exchange risk below and above the levels of C$1.07 and C$1.235 per US$. The hedged items represent C$15 million of unhedged forecast Canadian dollar denominated cash outflows per month arising from Canadian dollar denominated capital expenditures in 2009. As of December 31, 2008, the fair value of these hedges was negative $8.9 million. This loss was incurred due to an approximate change of 10% in foreign exchange rate between Canadian dollar and the US dollar from October 2008 to December 31, 2008. The potential loss in fair value of these financial instruments from a hypothetical 10% move in foreign exchange rates against our positions would be lower than the $8.9 million recognized at year-end 2008 due to the non-linearity caused by the time value component. The sensitivity analysis does not take into account the offsetting effect on the potential loss from the underlying trade-related transactions and as such assumes an unlikely adverse case scenario.

        Also during 2008, the Company sold call options against the shares of Goldcorp Inc. ("Goldcorp") to hedge its price exposure to the Goldcorp shares it acquired in connection with Goldcorp's acquisition of Gold Eagle. As of December 31, 2008, the Company had call options contracts in respect of its Goldcorp shares at a strike price of $44 per share and have now expired. These call option contracts generated approximately C$4 million in premium proceeds during 2008 and expired in the first quarter of 2009.

Operational Risk

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        The Company's operations at the LaRonde Mine accounted for approximately 86% of the Company's gold production for 2008 and will continue to account for a significant portion of its gold production until the Goldex Mine and the Kittila Mine are brought into full production. Any adverse condition affecting mining or milling conditions at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at the LaRonde Mine to finance a substantial portion of the capital expenditures required at its mine development projects. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones, and may present new challenges for the Company. Gold production at the LaRonde Mine above Level 245 has started to decline. The Goldex Mine and the Kittila Mine both commenced production during 2008; however, they are not expected to reach their full production rates until later in 2009. In addition, production from the Goldex Mine and the Kittila Mine in 2009 may be lower than anticipated if there are delays in achieving full production rate, and it is possible that the anticipated full production rate cannot be achieved. Unless the Company can successfully bring into production the Lapa, Pinos Altos or Meadowbank mine projects, the LaRonde Mine extension or otherwise acquire gold producing assets, the Company will be dependent on the LaRonde, Goldex and Kittila mines for production. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde Mine will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves at what is currently the Company's most significant active mining operation.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave or a semi-autogenous grinding mill. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or there is increased dilution. In four of the last six years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in

2004; and increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005. In 2008, gold production was 276,762 ounces, down from the Company's initial estimate of 358,000 ounces. This reduction is primarily a result of delays in the commencement of production at the Goldex Mine and the Kittila Mine mainly due to delays in commissioning the Goldex production hoist and the Kittila autoclave, respectively. Occurrences of this nature in future years may result in the Company's failure to achieve current or future production estimates.

        The Company's production forecasts assume that production will commence at the Lapa mine project, Pinos Altos mine project, Meadowbank mine project and LaRonde Mine extension in mid-2009, the third quarter of 2009, and the first quarters of 2010 and 2011, respectively, and that the Goldex Mine and Kittila Mine will reach their full production rates by the second and third quarters of 2009, respectively. The Company's ability to achieve full production rates at its new mines and mine projects on schedule is subject to a number of risks and uncertainties. Delays in commissioning the Goldex production hoist and the Kittila autoclave resulted in anticipated 2008 gold production being reduced by approximately 81,238 ounces in aggregate.

        The LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on new infrastructure for the hauling of ore and materials to the surface, including a winze (or internal shaft) and series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The development of the LaRonde Mine extension and the Lapa and Pinos Altos mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits and engineering and mine design adjustments. These risks may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

        The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed metals prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties, other than the Meadowbank mine project, based on, among other things, a $583 per ounce gold price (mineral reserves at the Meadowbank mine project are based on, among other things, a $699 per ounce gold price). Although monthly average gold prices have been above $583 per ounce since April 2006 and above $699 per ounce since September 2007, monthly average gold prices remained below $583 per ounce for more than 25 years prior to 2006. Prolonged declines in the market price of gold (or other applicable metals prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or other applicable metals prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

        The Company's operations have been expanded to include a mine in Finland and a mine construction project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        The Company's Meadowbank mine project is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company has now completed a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay, to the Meadowbank mine project, the Company's operations at the project will be constrained by the remoteness of the project, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Some of the materials that the Company requires for the construction and operation of the Meadowbank mine project were in high demand during the pre-recession period of high activity levels in the global mining industry and some of these items currently have extended order times. If the Company cannot identify and procure suitable equipment within a timeframe that permits transporting the equipment to the project, this may result in delays to the construction schedule of the Meadowbank mine project and may also delay the start-up of mining operations and/or increase estimated costs.

        The remoteness of the Meadowbank mine project also necessitates its operation as a fly-in/fly-out camp operation which may have an impact on the Company's ability to attract and retain qualified mining personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, the Company's future development plans and operations at the Meadowbank mine project may be adversely affected.

Regulatory Risk

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Outstanding Securities

        The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 25, 2009 were exercised:

Common shares outstanding at March 25, 2009	155,078,868
Employee stock options	6,733,490
Warrants	8,600,000

170,412,358

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, future tax assets and liabilities, mining properties and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties, Plant and Equipment and Mine Development Costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2008, the Company recorded adjustments of $13.6 million for changes in estimates of the AROs at our operating mines. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred.

Future Tax Assets and Liabilities

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The impact of the adoption of FIN 48 was to increase the Company's future income tax liability by $4.5 million.

        On November 10, 2008, the Canadian Department of Finance released draft legislation amending section 261 of the Income Tax Act (Canada), which provides new tax calculating currency rules that taxpayers must use when determining their Canadian tax results. These new currency rules allow the Company to prepare its corporate tax return using US dollars instead of translating the annual activity into Canadian dollars. As of December 31, 2008, the draft legislation has not been finalized; however, the Company expects this legislation to be effective for its 2008 tax returns. Management is currently assessing the impact of this legislation on the Company.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

        In 2003, the Company prospectively adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation" as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the term of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income (loss) per share.

Pensions

        As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total shareholders' equity	$1,253,415	$(1,010)	$1,252,405

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. The criteria considered include: (1) completion of a reasonable period of testing of mine plant and equipment; (2) ability to produce minerals in saleable form (within specifications); and (3) ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

        In December 2007, the FASB issued FASB Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests. Specifically, FAS 160 states where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements. The provisions of FAS 160 are effective for the Company beginning January 1, 2009.

        In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" ("FAS 141(R)"). FAS 141(R) establishes how an entity accounts for the identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, early adoption is prohibited.

        In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). This statement requires entities to provide greater transparency about: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim period beginning after November, 15 2008. Comparative disclosures for earlier periods are not required.

        In 2008, the Emerging Issues Task Force (the "EITF") reached consensus on Issue No. 08-3, "Accounting by Lessees for Maintenance Deposits under Lease Agreements" ("EITF 08-3"). EITF 08-3 requires that maintenance deposits should be considered a deposit when paid to the lessor if it is probable (as defined in FASB Concept Statement No. 6) that the deposits will be refunded to the lessee. The cost of maintenance activities should be expensed or capitalized by the lessee, as appropriate, when the underlying maintenance is performed. If it is determined that a maintenance deposit is unlikely to be refunded to the lessee, the deposit is recognized as additional rent expense. If it is probable at inception of the lease that a portion of the deposits will not be refunded, the lessee should recognize as expense a pro rata portion of the deposits as they are paid. The issue is effective for fiscal years beginning after December, 15 2008 and interim periods within those fiscal years. Early application is not permitted.

        In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity's nonconvertible debt borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument's expected life using the effective interest method. FSP APB 14-1 is effective for the Company's fiscal year beginning January 1, 2009 and will be applied retrospectively to all periods presented.

        In June 2008, the EITF reached consensus on Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under FAS 133. EITF 07-5 is effective for the Company's fiscal years beginning January 1, 2009. Early adoption for an existing instrument is not permitted.

        In November 2008, the EITF reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), in which the accounting for certain transactions and impairment considerations involving equity method investments were clarified. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee's issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for the Company's fiscal year beginning January 1, 2009 and is to be applied prospectively.

        In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Post-Retirement Benefit Plan Assets" ("FSP FAS 132(R)-1"), which amends FASB Statement No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of FSP FAS 132(R)-1 is to require more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for the Company's fiscal year beginning January 1, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes.

        Based on recent announcements from the Canadian Securities Administrators (the "CSA") and the SEC, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2014. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013. The Company has initiated the work with transition to IFRS. A project organization with a project group and a steering committee has been established and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases: (i) diagnostics, (ii) detailed IFRS analysis and conversion, and (iii) implement IFRS in daily business. Phase (i) has been completed and the start of phase (ii) will be decided in mid-2009. As a result of phase (i), a diagnostics report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with the IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and get a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS. The key issues found during the diagnostics were (i) first-time adoption of IFRS, (ii) property, plant and equipment, (iii) decommissioning and reclamation liabilities, (iv) impairment, (v) reserves and resources, and (vi) foreign currency translation.

Mineral Reserve Data

        The preparation of the information set forth below with respect to the mineral reserves at the LaRonde Mine (which includes mineral reserves at the LaRonde Mine extension), the Goldex and Kittila Mines, the Lapa, Meadowbank and Pinos Altos mine projects and the Bousquet and Ellison properties has been supervised by the Company's Vice-President, Project Development, Marc Legault, P.Eng, a "qualified person" under National Instrument 43-101 Standards of Disclosure for Mineral Properties. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

        The assumptions used for the 2008 mineral reserves and resources estimate reported by the Company in this MD&A were based on three-year average prices for the period ending December 31, 2008 of $725 per ounce gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper and exchange rates of C$1.09 per $1.00, 11.00 Mexican pesos per $1.00 and $1.37 per €1.00.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
Goldex	434,000	1.95	27,000
Lapa	23,000	7.53	6,000
Kittila	199,000	4.84	31,000
Pinos Altos	97,000	1.35	4,000
LaRonde	4,075,000	2.76	362,000
Total Proven Reserve	4,828,000		430,000
Probable Reserve
Goldex	23,391,000	2.05	1,544,000
Lapa	3,730,000	8.80	1,055,000
LaRonde	31,735,000	4.52	4,612,000
Kittila	21,171,000	4.69	3,193,000
Meadowbank	32,773,000	3.45	3,638,000
Pinos Altos	41,669,000	2.68	3,589,000
Total Probable Reserve	154,469,000		17,631,000
Total Proven and Probable Reserve	159,297,000		18,060,000

Notes:

(1)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve; tonnage and contained gold quantities are rounded to the nearest thousand.

(2)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in the Form 20-F under the caption "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserve and Resource", the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR March 23, 2005, the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR June 8, 2006, the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR October 27, 2005, the Technical Report on the July 31, 2008 Mineral Resource and Mineral Reserve Estimate of the Kittila Mine Project, Finland filed with the Canadian securities regulatory authorities on SEDAR December 11, 2008, the Technical Report on the Mineral Resources and Mineral Reserves dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR December 15, 2008 and Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as at December 31, 2008 filed with Canadian securities regulatory authorities March 25, 2009.

 SUMMARIZED QUARTERLY DATA

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	Total 2007
Income contribution analysis
LaRonde Mine	$64,552	$75,125	$59,876	$66,548	$266,101
Goldex Mine	—	—	—	—	—

Operating margin	64,552	75,125	59,876	66,548	266,101
Amortization	6,928	7,094	7,578	6,157	27,757
Corporate expenses	14,417	19,406	31,394	13,849	79,066

Income before tax	43,207	48,625	20,904	46,542	159,278
Tax provision	18,285	10,816	9,452	(18,620)	19,933

Net income for the period	24,922	37,809	11,452	65,162	139,345

Net income per share — basic	$0.21	$0.28	$0.09	$0.47	$1.05
Net income per share — diluted	$0.21	$0.28	$0.08	$0.47	$1.04
Weighted average number of common shares outstanding (in thousands)	121,159	133,788	135,509	140,618	132,768
Cash flows
Operating cash flow	$56,066	$79,832	$49,946	$59,679	$245,523
Investing cash flow	$90,748	$(25,242)	$(213,119)	$(225,486)	$(373,099)
Financing cash flow	$(10,663)	$1,853	$15,361	$120,763	$127,314
Realized prices
Gold (per ounce)	$669	$683	$748	$895	$748
Silver (per ounce)	$13.82	$13.28	$12.79	$14.40	$13.63
Zinc (per tonne)	$2,798	$3,950	$2,838	$2,313	$2,941
Copper (per tonne)	$6,090	$7,008	$7,910	$6,134	$6,994
LaRonde Mine Production
Tonnes of ore milled	671,484	679,765	667,238	654,976	2,673,463
Head grades:
Gold (grams per tonne)	3.00	2.82	2.85	3.14	2.95
Silver (grams per tonne)	84.40	68.60	75.00	73.50	75.40
Zinc	3.71%	3.44%	3.80%	3.59%	3.63%
Copper	0.39%	0.32%	0.32%	0.40%	0.36%
Recovery rates:
Gold	90.66%	91.54%	91.58%	91.11%	91.21%
Silver	87.40%	87.40%	88.10%	86.70%	87.51%
Zinc	85.30%	87.60%	86.20%	88.20%	86.80%
Copper	84.80%	86.40%	84.90%	88.40%	86.20%
Payable production:(1)
Gold (ounces)
LaRonde Mine	58,588	56,392	55,830	60,182	230,992
Goldex Mine	—	—	—	—	—
Kittila Mine	—	—	—	—	—
	58,588	56,392	55,830	60,182	230,992

Silver (LaRonde Mine) (ounces in thousands)	1,397	1,135	1,222	1,166	4,920
Zinc (LaRonde Mine) (tonnes)	17,944	17,462	18,609	17,562	71,577
Copper (LaRonde Mine) (tonnes)	1,990	1,689	1,647	2,156	7,482
Total cash costs per ounce of gold produced:(2)
LaRonde Mine	$(332)	$(699)	$(307)	$(184)	$(365)
Goldex Mine	—	—	—	—	—
Weighted average	$(332)	$(699)	$(307)	$(184)	$(365)

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Minesite costs per tonne milled and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Total 2008
Income contribution analysis
LaRonde Mine	$75,483	$39,357	$37,377	$11,939	$164,156
Goldex Mine	—	—	3,456	14,464	17,920

Operating margin	75,483	39,357	40,833	26,403	182,076
Amortization	7,030	7,516	9,049	12,538	36,133
Corporate expenses	17,279	18,488	11,116	3,069	49,952

Income before tax	51,174	13,353	20,668	10,796	95,991
Tax provision	22,266	5,006	6,630	(11,078)	22,824

Net income for the period	$28,908	$8,347	$14,038	$21,874	$73,167

Net income per share — basic	$0.20	$0.06	$0.10	$0.15	$0.51
Net income per share — diluted	$0.20	$0.06	$0.10	$0.15	$0.50
Weighted average number of common shares outstanding (in thousands)	143,372	143,720	143,831	148,041	144,741
Cash flows
Operating cash flow	$53,824	$92,792	$17,908	$(46,443)	$118,081
Investing cash flow	$(121,766)	$(274,838)	$(260,811)	$(260,134)	$(917,549)
Financing cash flow	$6,484	$78,493	$214,174	$262,015	$561,166
Realized prices
Gold (per ounce)	$1,089	$804	$903	$789	$879
Silver (per ounce)	$19.91	$16.56	$13.87	$9.22	$14.92
Zinc (per tonne)	$2,530	$1,728	$1,667	$663	$1,745
Copper (per tonne)	$10,559	$8,534	$6,732	$(374)	$6,220
LaRonde Mine Production
Tonnes of ore milled	676,182	662,593	653,659	646,257	2,638,691
Head grades:
Gold (grams per tonne)	2.60	3.09	2.71	2.97	2.84
Silver (grams per tonne)	64.62	60.03	73.50	59.80	64.49
Zinc	3.83%	2.82%	3.72%	3.00%	3.35%
Copper	0.28%	0.40%	0.31%	0.34%	0.33%
Recovery rates:
Gold	90.04%	90.45%	90.83%	90.05%	90.34%
Silver	85.97%	85.92%	87.25%	86.72%	86.49%
Zinc	88.80%	87.20%	87.29%	87.40%	87.74%
Copper	85.18%	88.44%	83.81%	85.49%	85.91%
Goldex Mine Production
Tonnes of ore milled	—	228,357	325,207	564,980	1,118,544
Head grade (gold — grams per tonne)	—	1.38	1.96	2.00	1.86
Recovery rate (gold)	—	86.65%	84.35%	91.11%	91.21%
Kittila Mine Production
Tonnes of ore milled	—	—	—	109,674	109,674
Head grade (gold — grams per tonne)	—	—	—	4.50	4.50
Recovery rate (gold)	—	—	—	35.96%	35.96%
Payable production:(1)
Gold (ounces)
LaRonde Mine	50,892	59,452	51,594	54,270	216,208
Goldex Mine	—	8,305	17,159	31,972	57,436
Kittila Mine	—	—	—	3,118	3,118

	50,892	67,757	68,753	89,360	276,762

Silver (LaRonde Mine) (ounces in thousands)	1,026	956	1,167	930	4,079
Zinc (LaRonde Mine) (tonnes)	19,467	13,863	18,040	14,383	65,753
Copper (LaRonde Mine) (tonnes)	1,453	2,165	1,567	1,737	6,922
Total cash costs per ounce of gold produced:(2)
LaRonde Mine	$(399)	$113	$135	$545	$106
Goldex Mine	—	—	620	323	419

Weighted average	$(399)	$113	$240	$463	$162

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Minesite costs per tonne milled and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

 FIVE YEAR FINANCIAL AND OPERATING SUMMARY

FINANCIAL DATA

(thousands of United States dollars, except where noted)

	2008		2007		2006		2005		2004
Revenues from mining operations		$368,938		$432,205		$464,632		$241,338		$188,049
Interest, sundry income and gain on available-for-sale securities		(37,465)		29,230		45,915		4,996		655

		331,473		461,435		510,547		246,334		188,704
Costs and expenses		235,482		302,157		249,904		211,055		142,671

Income (loss) before income taxes		95,991		159,278		260,643		35,279		46,033
Income and mining taxes expense (recovery)		22,824		19,933		99,306		(1,715)		(1,846)

Net income (loss)		$73,167		$139,345		$161,337		$36,994		$47,879

Net income (loss) per share — basic		$0.51		$1.05		$1.40		$0.42		$0.56
Net income (loss) per share — diluted		0.50		1.04		1.35		0.42		0.56
Operating cash flow		$118,081		$245,523		$226,252		$82,980		$49,525
Investing cash flow		$(917,549)		$(373,099)		$(299,723)		$(66,539)		$(94,832)
Financing cash flow		$561,166		$127,314		$298,579		$11,689		$21,173
Dividends declared per share		$0.18		$0.18		$0.12		$0.03		$0.03
Capital expenditures		$908,853		$523,793		$149,185		$70,270		$53,318
Average gold price per ounce realized		$879		$748		$622		$449		$418
Average exchange rate — C$ per $	C$	1.0669	C$	1.0738	C$	1.1344	C$	1.2115	C$	1.3017
Weighted average number of common shares outstanding (in thousands)		144,741		132,768		115,461		89,030		85,157
Working capital (including undrawn credit lines)		$521,158		$751,587		$839,898		$338,490		$266,305
Total assets		$3,378,824		$2,735,498		$1,521,488		$976,069		$718,164
Long-term debt		$200,000		$—		$—		$131,056		$141,495
Shareholders' equity		$2,517,756		$2,058,934		$1,252,405		$655,067		$470,226
Operating Summary
LaRonde Mine
Revenues from mining operations		$330,652		$432,205		$464,632		$241,338		$188,049
Production costs		166,496		166,104		143,753		127,365		98,168

Gross profit (exclusive of amortization shown below)		$164,156		$266,101		$320,879		$113,973		$89,881
Amortization		28,285		27,757		25,255		26,062		21,763

Gross profit		$135,871		$238,344		$295,624		$87,911		$68,118

Tonnes of ore milled		2,638,691		2,673,463		2,673,080		2,671,811		2,700,650
Gold — grams per tonne		2.84		2.95		3.13		3.11		3.41
Gold production — ounces		216,208		230,992		245,826		241,807		271,567
Silver production — ounces (in thousands)		4,079		4,920		4,956		4,831		5,699
Zinc production — tonnes		65,755		71,577		82,183		76,545		75,879
Copper production — tonnes		6,922		7,482		7,289		7,378		10,349
Total cash costs (per ounce):
Production costs		$770		$719		$585		$527		$362
Less: Net byproduct revenues		(658)		(1,082)		(1,240)		(511)		(304)
Inventory adjustments		—		4		(31)		29		—
Accretion expense and other		(6)		(6)		(4)		(2)		(2)

Total cash costs (per ounce)(1)		$106		$(365)		$(690)		$43		$56

Minesite costs per tonne milled	C$	67	C$	66	C$	62	C$	55	C$	53

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2008		2007		2006		2005		2004
Goldex Mine
Revenues from mining operations		$38,286		$—		$—		$—		$—
Production costs		20,366		—		—		—		—

Gross profit (exclusive of amortization shown below)		$17,920		$—		$—		$—		$—
Amortization		7,250		—		—		—		—

Gross profit		$10,670		$—		$—		$—		$—

Tonnes of ore milled		1,118,543		—		—		—		—
Gold — grams per tonne		1.86		—		—		—		—
Gold production — ounces		57,436		—		—		—		—
Total cash costs (per ounce):
Production costs		$430		$—		$—		$—		$—
Less:
Inventory adjustments		(9)		—		—		—		—
Accretion expense and other		(2)		—		—		—		—

Total cash costs (per ounce)(1)		$419		$—		$—		$—		$—

Minesite costs per tonne milled(1)	C$	27	C$	—	C$	—	C$	—	C$	—

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

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NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
SUMMARIZED QUARTERLY DATA
FIVE YEAR FINANCIAL AND OPERATING SUMMARY